# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BELITE BIO, INC, CIK 0001889109
CUSIP: 07782B104
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 12750 High Bluff Drive, Suite 475, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965964

## Reporting persons
- Yu-Hsin Lin: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 1,253,935; shared voting power 0; sole dispositive power 1,253,935; shared dispositive power 0; aggregate amount beneficially owned 1,253,935 (3.1% of the class); the aggregate amount excludes certain shares
  Comment: Notes to row 9: Yu-Hsin Lin is deemed to hold a total of 2,728,462 Ordinary Shares in Belite Bio, Inc, among which (i) 353,083 Ordinary Shares are directly held by Yu-Hsin Lin; (ii) 900,852 Ordinary Shares underlying share options and restricted stock units granted to Yu-Hsin Lin that are vested or will be vested within 60 days of March 31, 2026 are deemed to be held by Yu-Hsin Lin; and (iii) 1,474,527 Ordinary Shares are indirectly held by Yu-Hsin Lin through his shareholding in Lin BioScience, Inc., a public company listed on the OTC market in Taiwan (stock code: 6696.TW) and the parent company of Lin Bioscience International Ltd. Yu-Hsin Lin disclaims investment and disposition power of the 1,474,527 Ordinary Shares indirectly held by Yu-Hsin Lin through Lin BioScience, Inc. and Lin Bioscience International Ltd.
  
  Notes to row 11: The percentage is calculated by dividing the number of Ordinary Shares beneficially owned by Yu-Hsin Lin by the aggregate of (i) 40,085,091 Ordinary Shares issued and outstanding as of March 31, 2026 as provided by the Issuer; and (ii) 900,852 Ordinary Shares underlying share options and restricted stock units granted to Yu-Hsin Lin that are vested or will be vested within 60 days of March 31, 2026 and are deemed to be beneficially owned by Yu-Hsin Lin.

## Item 1. Issuer
Name of issuer: BELITE BIO, INC
Address of issuer's principal executive offices: 12750 High Bluff Drive Suite 475, San Diego, CA 92130, United States of America

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed on behalf of Yu-Hsin Lin ("Reporting Person")
Address of principal business office or, if none, residence: The business address of the Reporting Person is 36F., No. 68, Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan
Citizenship: Yu-Hsin Lin is a citizen of Australia

## Item 4. Ownership
Amount beneficially owned: 1,253,935
Percent of class: 3.1 %
Sole power to vote or to direct the vote: 1,253,935
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,253,935
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yu-Hsin Lin: /s/ Yu-Hsin Lin, Yu-Hsin Lin, Chief Executive Officer and Chairman (05/14/2026)